                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 11-K/A


                 Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934 (Fee Required)
                   For the fiscal year ended December 31, 1999



                         Commission File Number 1-14201



A. Full title of the Plans and the address of the Plans, if different from that of the issuer named below: Sempra Energy Services Savings Plan


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office: Sempra Energy, 101 Ash Street, San Diego, CA 92101-3017

     SEMPRA ENERGY SERVICES
     SAVINGS PLAN (FORMERLY
     CES/WAY RETIREMENT SAVINGS PLAN)


     FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
     FOR THE YEAR ENDED DECEMBER 31, 1999 AND
     INDEPENDENT AUDITORS' REPORT

SEMPRA ENERGY SAVINGS PLAN (FORMERLY CES/WAY RETIREMENT SAVINGS PLAN)

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                              PAGE
INDEPENDENT AUDITORS' REPORT                                                                    1

FINANCIAL STATEMENTS:

   Statement of Assets Available for Benefits as of December 31, 1999                          2

   Statement of Changes in Assets Available for Benefits for the Year Ended
     December 31, 1999                                                                         3

   Notes to Financial Statements                                                              4-7

SUPPLEMENTAL SCHEDULE AT DECEMBER 31, 1999

   Schedule of Assets Held for Investment Purposes at End of Year                              8

   Schedule of Nonexempt Transaction                                                           9


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT


Sempra Energy Services Savings Plan:

We have audited the accompanying statement of assets available for benefits of Sempra Energy Services Savings Plan (formerly CES/Way Retirement Savings Plan) (the "Plan") as of December 31, 1999 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999, and the changes in assets available for benefits of the Plan for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and nonexempt transaction are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The accompanying statement of assets available for benefits as of December 31, 1998 was compiled by us and our report thereon, dated April 21, 2000, stated we did not audit or review that financial statement and, accordingly, we express no opinion or other form of assurance on it. Management has elected to omit substantially all 1998 disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the Plan's financial statements, they might influence the user's conclusion about the Plan's assets available for benefits as of December 31, 1998. Accordingly, the accompanying statement of assets available for benefits as of December 31, 1998 is not designed for those who are not informed of such matters.

/s/ Deloitte & Touche LLP

October 10, 2000

SEMPRA ENERGY SERVICES SAVINGS PLAN
(FORMERLY CES/WAY RETIREMENT SAVINGS PLAN)

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                1999             1998
                                                                              (UNAUDITED)
INVESTMENTS:
  At fair value:
    Investment in master trust                                 $ 1,542
    Pooled separate accounts                                       866            $ 732
    Guaranteed interest accounts                                   120              103
                                                               -------            -----

           Total investments                                     2,528              835
                                                               -------            -----

RECEIVABLES:
  Dividends                                                         10                -
  Employer contributions                                            22              117
  Participating employee contributions                              22               37
                                                               -------            -----

           Total receivables                                        54              154
                                                               -------            -----

ASSETS AVAILABLE FOR BENEFITS                                  $ 2,582            $ 989
                                                               =======            =====


The accompanying notes are an integral part of these financial statements.

SEMPRA ENERGY SAVINGS PLAN
(FORMERLY CES/WAY RETIREMENT SAVINGS PLAN)

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


ADDITIONS:
  Net investment income:
    Equity in net investment income of the Master Trust                   $    71
    Net appreciation in fair value of investments                              58
    Dividends and interest                                                     20
    Less investment expenses                                                   (4)
                                                                          -------

           Net investment income                                              145
                                                                          -------
  Contributions:
    Employer                                                                  207
    Participating employees                                                   624
                                                                          -------

           Total contributions                                                831
                                                                          -------

  Transfers from plans of related entities                                    794
                                                                          -------

           Total additions                                                  1,770
                                                                          -------
DEDUCTIONS:
  Distributions to participants or their beneficiaries                        162
  Administrative expenses                                                      15
                                                                          -------

           Total deductions                                                   177
                                                                          -------

NET INCREASE                                                                1,593

ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                           989
                                                                          -------
  End of year                                                             $ 2,582
                                                                          =======


The accompanying notes are an integral part of these financial statements.

SEMPRA ENERGY SAVINGS PLAN
(FORMERLY CES/WAY RETIREMENT SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Sempra Energy Services Savings Plan (formerly CES/Way Retirement Savings Plan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan, adopted on January 1, 1998, and amended and restated on January 1, 1999 to allow for participant loans and to allow all employees to participate in employee deferrals immediately. The Plan provides employees of Sempra Energy Services (formerly CES/Way) or any affiliate who has adopted the Plan (the "Company" or "Employer") with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive employer matching contributions. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      At June 26, 1998, Pacific Enterprises and Enova Corporation, the Parent Companies of CES/Way, combined into a new company named Sempra Energy. The Plan was amended and restated on January 1, 1999 and the individual's existing account balance in the group annuity contract under the prior plan was frozen and will remain in the Plan until the individual's retirement, death, disability, or termination of service. Effective January 1, 1999, the Plan began participating in the Sempra Energy Savings Master Trust (the "Master Trust").

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

              PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. Total individual pre-tax contributions in calendar year 1999 were limited by law to $10,000.

              EMPLOYER NONELECTIVE MATCHING CONTRIBUTIONS - The Company makes matching contributions to the Plan equal to 50% of each participant's contribution, up to the first 6%. The Company's contributions are invested in Sempra Energy common stock.

              DISCRETIONARY INCENTIVE CONTRIBUTION - If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional contribution as determined by the Board of Directors of Sempra Energy. For 1999, an incentive contribution of 3/4 of 1% of eligible compensation was made on March 15, 2000 to all employees employed on December 31, 1999. The contribution was invested in Sempra Energy Common Stock.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions, Employer contributions, and an allocation of investment earnings of the Plan and is reduced by an allocation of fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - Prior to January 1, 1999, participants' accounts were maintained by The Principal Group. Effective January 1, 1999, the Plan was amended and restated. The participants' account balances in the Plan at December 31, 1998 were frozen and can be directed into guaranteed interest accounts or mutual funds in pooled separate accounts offered by a group annuity contract held at the Principal Group.

      Effective January 1, 1999, all contributions are invested in a Master Trust (see Note 5). Employees elect to have their contributions invested in increments of 10% in Sempra Energy common stock or mutual funds offered by T. Rowe Price Trust Company ("T. Rowe Price"), trustee of the Plan.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

         GRANDFATHERED PROVISION - Distributions of an account of a married participant from the group annuity contract in a form other than a 50% joint and survivor annuity shall require an executed waiver in the form provided by the Plan at December 31, 1998.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investment in the Master Trust and Principal Group pooled separate accounts are stated at fair value based on quoted market prices of the underlying investments. The Plan's investment in the Principal Group guaranteed interest accounts are stated at fair value based on the difference between the current average interest rates for Treasury bonds, bills, and notes and the interests rate on the accounts as well as the remaining time until maturity.

      Purchases and sales of securities are recorded on trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid.

3.    TAX STATUS

      The Company has not yet requested from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan's administrator and tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.    PARTICIPANT LOANS

      The Plan was amended effective January 1, 1999 to permit participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the present value of his/her account balance within the Master Trust or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to process a loan is paid by the participant who takes out the loan. Loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENTS

      Principal Group investments that represent 5% or more of the Plan's net assets at December 31, 1999 are identified below:


      Investment in master trust                                   $ 1,542

      Pooled Separate Accounts:
        Large Cap Stock Index Account                                  150
        Medium Company Blend Account                                   127


      The net appreciation (depreciation) in the fair value of the Principal Group investments, dividends, and interest are summarized as follows for the year ended December 31, 1999:


      Net appreciation (depreciation) in fair value of investments:
        Pooled Separate Accounts                                         $ 60
        Guaranteed interest accounts                                       (2)
      Dividends                                                             8
      Interest                                                             12


6.    INVESTMENT IN THE MASTER TRUST

      Except for the frozen account balances maintained in a group annuity contract at the Principal Group (see Note 1), the Plan's assets are held in a trust account at T. Rowe Price, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan has an approximate .5% interest in the net assets available for plan benefits of the Master Trust at December 31, 1999.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant's account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are recorded on a specific-identification basis.

      The net assets available for plan benefits of the Master Trust at December 31, 1999 are summarized as follows:


          Sempra Energy common stock                            $397,997
          Mutual funds                                           444,210
          Participant loans                                       15,835
                                                                --------

      Net assets available for plan benefits                    $858,042
                                                                ========


      Net appreciation, dividends, and interest for the Master Trust for the year ended December 31, 1999 is summarized as follows:


      Net appreciation (depreciation) of investments:
        Sempra Energy common stock                             $ (120,700)
        Mutual funds                                               47,813
      Dividends                                                    38,051
      Interest                                                      1,340


7.    NONPARTICIPANT-DIRECTED INVESTMENTS

      The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant-directed investments. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 1999 is as follows:


         NET ASSETS:
         Sempra Energy common stock (included in Master Trust)          $  299
                                                                        ======

         CHANGES IN NET ASSETS:
         Contributions                                                  $  207
         Dividends                                                          15
         Net depreciation                                                  (54)
         Benefits paid to participants                                     (18)
         Transfers from plans of related entities                          149
                                                                        ------

                                                                        $  299
                                                                        ======

8.    NONEXEMPT TRANSACTION WITH PARTY-IN-INTEREST

      The Company did not remit March, May and September 1999 contributions withheld from participants' pay within the time period required by ERISA. Such late remittance is considered a prohibited transaction and was reported on the Supplemental Schedule of Nonexempt Transactions accompanying the Form 5500 for the year ended December 31, 1999. The March, May and September 1999 participant and employer matching contributions of $97,921, $30,408 and $33,866, respectively, were remitted to the plan in the months following the months of contributions withheld. An additional $1,269, representing lost earnings due to late remittance, will be paid to the Plan by the Company and allocated to the affected participant's accounts.

                                   * * * * * *

SEMPRA ENERGY SERVICES SAVINGS PLAN
(FORMERLY CES/WAY RETIREMENT SAVINGS PLAN)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                                           FAIR
                                            DESCRIPTION                                    VALUE
GUARANTEED INTEREST ACCOUNTS
     3-year, matures December 31, 1999, 5.67% to 5.68%                                     $  24
     5-year, matures December 31, 1999, 5.37%                                                  1
     3-year, matures December 31, 2000, 4.99% to 5.30%                                        29
     5-year, matures December 31, 2000, 6.09% to 6.60%                                         6
     3-year, matures December 31, 2001, 4.74% to 5.07%                                        50
     5-year, matures December 31, 2001, 5.80% to 5.82%                                         3
     5-year, matures December 31, 2002, 5.07%                                                  3
     5-year, matures December 31, 2003, 5.15% to 5.49%                                         4
                                                                                           -----
       Total Guaranteed interest accounts                                                  $ 120
                                                                                           =====


POOLED SEPARATE ACCOUNTS

     Money Market Account                                                                  $  34
     Bond & Mortgage Account                                                                  30
     Government Securities Account                                                            41
     Bond Emphasis Balanced Account                                                           36
     Stock Emphasis Balanced Account                                                          74
     Large Cap Stock Index Account                                                           150
     Medium Company Blend                                                                    127
     Medium Company Value Account                                                             90
     Real Estate Account                                                                       4
     U.S. Stock Account                                                                      115
     International Stock Account                                                              63
     Small Company Blend Account                                                             102
                                                                                           -----
       Total pooled separate accounts                                                      $ 866
                                                                                           =====


Note: Assets held for investment purposes in the Sempra Energy Master Trust are listed in the 1999 Form 5500 filed by the Master Trust.

SCHEDULE OF NONEXEMPT TRANSACTION
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


        (a)                 (b)                     (c)                       (d)                 (i)            (j)
    IDENTITY OF                          DESCRIPTION OF TRANSACTION         PURCHASE            CURRENT       NET GAIN
  PARTY INVOLVED       RELATIONSHIP                                           PRICE              VALUE         (LOSS)
Sempra Energy          Plan Sponsor      Late remittance of March,           162,195            163,463       (1,269)
  Services                               May and September 1999
                                         withheld participant
                                         contributions and employer
                                         matching contributions of
                                         $97,921, $30,408, and
                                         $33,866, respectively.
                                         Remittance of lost earnings
                                         of $1,269 made in October
                                         2000.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


Sempra Energy Services Savings Plan


Date:    November 8, 2000            /s/ G. Joyce Rowland, Senior Vice President
                                     -------------------------------------------
                                     G. Joyce Rowland, Senior Vice President